Exhibit 99.4

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors or

Antero Midstream Corporation:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Antero Midstream Corporation and subsidiaries (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive income, partners’ capital and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting within Item 9A Controls and Procedures. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of lease classification for ongoing modifications to the gathering and compression assets

As discussed in Note 7 to the consolidated financial statements, the Company determined that the gathering and compression agreement with Antero Resources is an operating lease.  The Company continues to expand its gathering and compression system to serve its customer and, as a result, the minimum volume commitments and the lease payments increase for the expanded system.  The increases in volume commitments and lease payments are modifications of the arrangement that require reconsideration of the lease classification.

We identified the evaluation of lease classification for ongoing modifications to the gathering and compression assets as a critical audit matter. The evaluation of lease classification for these modified leases, including evaluating economic life as a key estimate, required significant judgment.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s process for identifying lease modifications and determining lease classification for those modifications, including controls related to the review and approval of the Company’s lease modifications and the Company’s review of the lease classification. We evaluated the Company’s accounting memoranda and other documentation underlying the accounting conclusions reached, including application of relevant accounting guidance in regards to the modification accounting and subsequent lease classification. We evaluated the economic life used in the determination of lease classification. We evaluated fixed assets that are placed in service for new minimum volume commitments which would require reassessment of the lease.

Evaluation of the initial measurement of property and equipment and customer relationships acquired in the Antero Midstream Partners LP business combination

As discussed in Note 3 to the consolidated financial statements, on March 12, 2019, the Company acquired Antero Midstream Partners LP in a business combination. As a result of the transaction, the Company recognized property and equipment of $3,371,427 thousand and customer relationships intangible assets of $1,567,000 thousand.

We identified the evaluation of the initial measurement of property and equipment and the customer relationships acquired in the Antero Midstream Partners LP business combination as a critical audit matter. There was a high degree of subjectivity in evaluating the key assumptions used to calculate the acquisition date fair value of the property and equipment and the customer relationships intangible assets. The Company used the indirect cost and market approaches to value the property and equipment. The key assumptions included the inflationary trend and the useful lives of the underlying assets for the indirect cost method and comparable price per acre for the market approach. The Company used a discounted cash flow to value the customer relationships for which the key assumptions included forecasted revenue and the discount rate.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s business combination process, including controls related to the selection of the key assumptions used to determine the acquisition date fair value of property and equipment and customer relationships intangible assets. For the customer relationships intangible assets we evaluated the Company’s forecasts of revenues based on the Company’s budgets and the Antero Midstream Partners LP historical performance. In addition, we involved valuation professionals with specialized skills and knowledge who assisted in:

•	Evaluating the approaches used to value the respective assets;
•	Evaluating the inflationary trends, useful lives, and recent transactions based on publicly available information related to the estimated values for the property and equipment;
•	Independently developing range of estimates of the fair value of the property and equipment and comparing it to the Company’s estimated fair values for the property and equipment;
•

Evaluating the Company’s discount rate applied in the valuation of the customer relationships intangible assets by comparing the Company’s inputs to publicly available data, the implied rate of return on the transaction, and the return on other acquired assets; and

•

Testing the estimate of the customer relationships intangible assets fair value using the Company’s cash flow assumptions and discount rate, and evaluated the result with the Company’s fair value estimate.

/s/ KPMG LLP

We have served as the Company’s auditor since 2016.

Denver, Colorado

February 12, 2020

ANTERO MIDSTREAM CORPORATION

Consolidated Balance Sheets

December 31, 2018 and 2019

(In thousands)

	December 31,
	2018	2019
Assets
Current assets:
Cash and cash equivalents	$2,822	1,235
Accounts receivable–Antero Resources	—	101,029
Accounts receivable–third party	—	4,574
Other current assets	87	1,720
Total current assets	2,909	108,558
Property and equipment, net	—	3,273,410
Investments in unconsolidated affiliates	43,492	709,639
Deferred tax asset	1,304	103,231
Customer relationships	—	1,498,119
Goodwill	—	575,461
Other assets, net	—	14,460
Total assets	$47,705	6,282,878

Liabilities and Equity
Current liabilities:
Accounts payable–Antero Resources	$731	3,146
Accounts payable–third party	28	6,645
Accrued liabilities	407	104,188
Contingent acquisition consideration	—	125,000
Taxes payable	15,678	—
Other current liabilities	—	3,105
Total current liabilities	16,844	242,084
Long-term liabilities:
Long-term debt	—	2,892,249
Other	—	5,131
Total liabilities	16,844	3,139,464

Partners' Capital and Stockholders' Equity:
Common shareholders—186,219 shares issued and outstanding at December 31, 2018; none issued and outstanding at December 31, 2019	(41,969)	—
IDR LLC Series B units (66 units vested at December 31, 2018; none issued and outstanding at December 31, 2019)	72,830	—
Preferred stock, $0.01 par value: none authorized or issued at December 31, 2018; 100,000 authorized at December 31, 2019
Series A non-voting perpetual preferred stock; none designated, issued or outstanding at December 31, 2018; 12 designated and 10 issued and outstanding at December 31, 2019	—	—
Common stock, $0.01 par value; none authorized, issued or outstanding at December 31, 2018; 2,000,000 authorized and 484,042 issued and outstanding at December 31, 2019	—	4,840
Additional paid-in capital	—	3,480,139
Accumulated loss	—	(341,565)
Total partners' capital and stockholders' equity	30,861	3,143,414
Total liabilities and partners' capital and stockholders' equity	$47,705	6,282,878

See accompanying notes to consolidated financial statements.

ANTERO MIDSTREAM CORPORATION

Consolidated Statements of Operations and Comprehensive Income

Years Ended December 31, 2017,  2018, and 2019

(In thousands, except per unit amounts)

	Year Ended December 31,
	2017	2018	2019
Revenue:
Gathering and compression–Antero Resources	$—	—	543,538
Water handling–Antero Resources	—	—	306,010
Water handling–third party	—	—	50
Amortization of customer relationships	—	—	(57,010)
Total revenue	—	—	792,588
Operating expenses:
Direct operating	—	—	195,818
General and administrative (including $34,933, $35,111 and $73,517 of equity-based compensation in 2017, 2018 and 2019, respectively)	41,134	43,851	118,113
Facility idling	—	—	11,401
Impairment of property and equipment	—	—	409,739
Impairment of goodwill	—	—	340,350
Impairment of customer relationships	—	—	11,871
Depreciation	—	—	95,526
Accretion and change in fair value of contingent acquisition consideration	—	—	8,076
Accretion of asset retirement obligations	—	—	187
Total operating expenses	41,134	43,851	1,191,081
Operating loss	(41,134)	(43,851)	(398,493)
Interest expense, net	—	(136)	(110,402)
Equity in earnings of unconsolidated affiliates	69,720	142,906	51,315
Income (loss) before income taxes	28,586	98,919	(457,580)
Provision for income tax benefit (expense)	(26,261)	(32,311)	102,466
Net income (loss) and comprehensive income (loss)	$2,325	66,608	(355,114)

Net income (loss) per share–basic and diluted	$0.03	0.33	(0.80)

Weighted average common shares outstanding:
Basic	186,176	186,203	442,640
Diluted	186,176	186,203	442,640

See accompanying notes to consolidated financial statements.

ANTERO MIDSTREAM CORPORATION

Consolidated Statements of Partners’ Capital and Stockholders’ Equity

Years Ended December 31, 2017,  2018, and 2019

(In thousands)

				Antero
			Common	Resources
			Shares	Midstream
			Representing	Management
			Limited	LLC		Additional
	Common Stock		Partner	Members'	Series B	Paid-In	Preferred	Accumulated	Total
	Shares	Amount	Interests	Equity	Unitholders	Capital	Stock	Loss	Equity
Balance at December 31, 2016	—	$—	—	10,269	—	—	—	—	10,269
Pre-IPO net loss and comprehensive loss	—	—	—	(4,939)	—	—	—	—	(4,939)
Pre-IPO equity-based compensation	—	—	—	10,237	—	—	—	—	10,237
Conversion of Antero Resources Midstream Management LLC to a limited partnership	—	—	15,567	(15,567)	—	—	—	—	—
Post-IPO net income and comprehensive income	—	—	6,480	—	784	—	—	—	7,264
Post-IPO equity-based compensation	—	—	24,696	—	—	—	—	—	24,696
Distributions to Antero Resources Investment LLC	—	—	(15,908)	—	—	—	—	—	(15,908)
Distributions to shareholders	—	—	(16,011)	—	—	—	—	—	(16,011)
Vesting of Series B units	—	—	(34,690)	—	34,690	—	—	—	—
Balance at December 31, 2017	—	—	(19,866)	—	35,474	—	—	—	15,608
Net income and comprehensive income	—	—	61,372	—	5,236	—	—	—	66,608
Equity-based compensation	—	—	35,111	—	—	—	—	—	35,111
Distributions to shareholders	—	—	(84,166)	—	—	—	—	—	(84,166)
Distributions to Series B unitholders	—	—	—	—	(2,300)	—	—	—	(2,300)
Vesting of Series B units	—	—	(34,420)	—	34,420	—	—	—	—
Balance at December 31, 2018	—	—	(41,969)	—	72,830	—	—	—	30,861
Distributions to unitholders	—	—	(30,543)	—	(3,720)	—	—	—	(34,263)
Net (loss) and comprehensive (loss) pre-acquisition	—	—	(13,549)	—	—	—	—	—	(13,549)
Equity-based compensation pre-acquisition	—	—	7,034	—	—	—	—	—	7,034
Exchange of common shares for shares of common stock and cash consideration paid	506,641	5,066	79,027	—	(69,110)	4,002,898	—	—	4,017,881
Issuance of Series A non-voting perpetual preferred stock	—	—	—	—	—	—	—	—	—
Dividends to stockholders	—	—	—	—	—	(461,934)	—	—	(461,934)
Equity-based compensation post-acquisition	—	—	—	—	—	66,483	—	—	66,483
Issuance of common stock upon vesting of equity-based compensation awards, net of common stock withheld for income taxes	297	3	—	—	—	(2,018)	—	—	(2,015)
Repurchases and retirement of common stock	(22,896)	(229)	—	—	—	(125,290)	—	—	(125,519)
Net loss and comprehensive loss post-acquisition	—	—	—	—	—	—	—	(341,565)	(341,565)
Balance at December 31, 2019	484,042	$4,840	—	—	—	3,480,139	—	(341,565)	3,143,414

See accompanying notes to consolidated financial statements.

ANTERO MIDSTREAM CORPORATION

Consolidated Statements of Cash Flows

Years Ended December 31, 2017,  2018, and 2019

(In thousands)

	Year Ended December 31,
	2017	2018	2019
Cash flows provided by (used in) operating activities:
Net income (loss)	$2,325	66,608	(355,114)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Distributions from Antero Midstream Partners LP, prior to the Transactions	53,491	123,186	43,492
Depreciation	—	—	95,526
Accretion and change in fair value of contingent acquisition consideration	—	—	8,263
Impairment	—	—	761,960
Deferred income tax benefit	—	(1,304)	(101,927)
Equity-based compensation	34,933	35,111	73,517
Equity in earnings of unconsolidated affiliates	(69,720)	(142,906)	(51,315)
Distributions from unconsolidated affiliates	—	—	64,320
Amortization of customer relationships	—	—	57,010
Amortization of deferred financing costs	—	148	3,183
Changes in assets and liabilities:
Accounts receivable–Antero Resources	—	—	42,484
Accounts receivable–third party	—	—	185
Other current assets	—	(5)	(335)
Accounts payable–Antero Resources	57	674	(2,103)
Accounts payable–third party	—	28	(9,762)
Accrued liabilities	(190)	171	8,681
Income taxes payable	7,184	1,820	(15,678)
Net cash provided by operating activities	28,080	83,531	622,387
Cash flows used in investing activities:
Additions to gathering systems and facilities	—	—	(267,383)
Additions to water handling systems	—	—	(124,607)
Investments in unconsolidated affiliates	—	—	(154,359)
Cash received on acquisition of Antero Midstream Partners LP	—	—	619,532
Cash consideration paid to Antero Midstream Partners LP unitholders	—	—	(598,709)
Change in other assets	—	—	901
Change in other liabilities	—	—	(1,050)
Net cash used in investing activities	—	—	(525,675)
Cash flows provided by (used in) financing activities:
Distributions to Antero Resources Investment LLC	(15,691)	—	—
Distributions to unitholders and dividends to stockholders	(16,011)	(84,166)	(492,103)
Distributions to Series B unitholders	—	(2,300)	(3,720)
Distributions to preferred stockholders	—	—	(374)
Repurchases of common stock	—	—	(125,519)
Issuance of senior notes	—	—	650,000
Payments of deferred financing costs	—	(230)	(8,894)
Payments on bank credit facilities, net	—	—	(115,500)
Employee tax withholding for settlement of equity compensation awards	—	—	(2,015)
Other	—	—	(174)
Net cash used in financing activities	(31,702)	(86,696)	(98,299)
Net decrease in cash and cash equivalents	(3,622)	(3,165)	(1,587)
Cash and cash equivalents, beginning of period	9,609	5,987	2,822
Cash and cash equivalents, end of period	$5,987	2,822	1,235
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$—	3	83,016
Cash paid during the period for income taxes	$19,077	31,795	16,079
Decrease in accrued capital expenditures and accounts payable for property and equipment	$—	—	(6,215)

See accompanying notes to consolidated financial statements.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements

Years Ended December 31, 2016, 2017, and 2018

(1)  Business and Organization

Antero Midstream Corporation was originally formed as Antero Resources Midstream Management LLC in 2013 to become the general partner of Antero Midstream Partners LP (“Antero Midstream Partners”).  On May 4, 2017, Antero Resources Midstream Management LLC converted from a limited liability company to a limited partnership under the laws of the State of Delaware and changed its name to Antero Midstream GP LP (“AMGP”) in connection with its initial public offering.  On March 12, 2019, pursuant to the Simplification Agreement, dated as of October 9, 2018, by and among AMGP, Antero Midstream Partners and certain of their affiliates (the “Simplification Agreement”), (i) AMGP was converted from a limited partnership to a corporation under the laws of the State of Delaware and changed its name to Antero Midstream Corporation (the “Conversion”), (ii) an indirect, wholly owned subsidiary of Antero Midstream Corporation was merged with and into Antero Midstream Partners, with Antero Midstream Partners surviving the merger as an indirect, wholly owned subsidiary of Antero Midstream Corporation (the “Merger”), and (iii) Antero Midstream Corporation exchanged (the “Series B Exchange” and, together with the Conversion, the Merger and the other transactions pursuant to by the Simplification Agreement, the “Transactions”) each issued and outstanding Series B Unit (the “Series B Units”) representing a membership interest in Antero IDR Holdings LLC (“IDR Holdings”) for 176.0041 shares of its common stock, par value $0.01 per share (“AMC common stock”).  As a result of the Transactions, Antero Midstream Partners is now a wholly owned subsidiary of Antero Midstream Corporation and former shareholders of AMGP, unitholders of Antero Midstream Partners, including Antero Resources Corporation (“Antero Resources”), and holders of Series B Units now own AMC common stock.  Unless the context otherwise requires, references to the “Company,” “we,” “us” or “our” refer to (i) for the period prior to March 13, 2019, AMGP and its consolidated subsidiaries, which did not include Antero Midstream Partners and its subsidiaries, and (ii) for the period beginning on March 13, 2019, Antero Midstream Corporation and its consolidated subsidiaries, including Antero Midstream Partners and its subsidiaries Antero Midstream LLC, Antero Water LLC (“Antero Water”), Antero Treatment LLC and Antero Midstream Finance Corporation (“Finance Corp”).

We are a growth-oriented midstream company formed to own, operate and develop midstream energy infrastructure primarily to service Antero Resources and its production and completion activity in the Appalachian Basin’s Marcellus Shale and Utica Shale located in West Virginia and Ohio.  Our assets consist of gathering pipelines, compressor stations, interests in processing and fractionation plants, and water handling assets.  The Company, through Antero Midstream Partners and its affiliates, provides midstream services to Antero Resources under long-term contracts.

The Company’s gathering and compression assets comprise of high and low pressure gathering pipelines, compressor stations, and processing and fractionation plants that collect and process natural gas and NGLs from Antero Resources’ wells in West Virginia and Ohio.  The Company’s water handling assets include two independent systems that deliver fresh water from sources including the Ohio River, local reservoirs and several regional waterways.

The Company, through Antero Midstream Partners, also has a 15% equity interest in the gathering system of Stonewall Gas Gathering LLC (“Stonewall”) and a 50% equity interest in a joint venture to develop processing and fractionation assets with MarkWest Energy Partners, L.P. (“MarkWest”), a wholly owned subsidiary of MPLX, LP (“MPLX”) (the “Joint Venture”).  See Note 16—Investments in Unconsolidated Affiliates.

The Company’s corporate headquarters are located in Denver, Colorado.

(2)  Summary of Significant Accounting Policies

(a)Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).  In the opinion of management, these consolidated statements include all adjustments (consisting of normal and recurring accruals) considered necessary for a fair presentation of the Company’s financial position as of December 31, 2018 and 2019, and the results of the Company’s operations and its cash flows for the years ended December 31, 2017,  2018 and 2019.  The Company has no items of other comprehensive income (loss); therefore, net income (loss) is equal to comprehensive income (loss).

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

Certain costs of doing business incurred and charged to the Company by Antero Resources have been reflected in the accompanying consolidated financial statements.  These costs include general and administrative expenses provided to the Company by Antero Resources in exchange for:

•business services, such as payroll, accounts payable and facilities management;

•corporate services, such as finance and accounting, legal, human resources, investor relations and public and regulatory policy; and

•employee compensation, including equity‑based compensation.

Transactions between the Company and Antero Resources have been identified in the consolidated financial statements (see Note 6—Transactions with Affiliates).

(b)Principles of Consolidation

The accompanying consolidated financial statements include (i) for the period prior to March 13, 2019, the accounts of AMGP and its consolidated subsidiaries, which did not include Antero Midstream Partners and its subsidiaries, and (ii) for the period beginning on March 13, 2019, the accounts of Antero Midstream Corporation and its consolidated subsidiaries, including Antero Midstream Partners and its subsidiaries, which were acquired in the Transactions.  See Note 3—Business Combination.  All significant intercompany accounts and transactions have been eliminated in the Company’s consolidated financial statements.

Prior to the Transactions on March 12, 2019, AMGP had determined that Antero Midstream Partners was a variable interest entity (“VIE”) for which AMGP was not the primary beneficiary and therefore did not consolidate.  AMGP concluded that Antero Resources was the primary beneficiary of Antero Midstream Partners and Antero Resources consolidated its financial results.  Antero Resources was the primary beneficiary based on its power to direct the activities that most significantly impacted Antero Midstream Partners’ economic performance and its obligations to absorb losses or receive benefits of Antero Midstream Partners that would be significant to Antero Midstream Partners.  Antero Resources owned approximately 53% of the outstanding limited partner interests in Antero Midstream Partners prior to the Transactions and its officers and management group also acted as management of Antero Midstream Partners.  AMGP did not own any limited partnership interests in Antero Midstream Partners and had no capital interests in Antero Midstream Partners.  AMGP did not provide financial support to Antero Midstream Partners.

AMGP’s ownership of the non-economic general partner interest in Antero Midstream Partners prior to the Transactions provided AMGP with significant influence over Antero Midstream Partners, but not control over the decisions that most significantly impacted the economic performance of Antero Midstream Partners.  AMGP’s indirect ownership of the IDRs of Antero Midstream Partners prior to the Transactions entitled AMGP to receive cash distributions from Antero Midstream Partners when distributions exceeded certain target amounts.  AMGP’s ownership of these interests prior to the Transactions did not require AMGP to provide financial support to Antero Midstream Partners.  AMGP obtained these interests upon its formation for no consideration.  Therefore, AMGP had no cost basis and classified its investment in Antero Midstream Partners as a long term investment.  Prior to the Transactions, AMGP’s share of Antero Midstream Partner’s earnings were a result of AMGP’s ownership of the IDRs was accounted for using the equity method of accounting.  AMGP recognized distributions earned from Antero Midstream Partners as “Equity in earnings of unconsolidated affiliates” on its statement of operations in the period in which they were earned and were allocated to AMGP’s capital account.  AMGP’s long-term interest in the IDRs on the balance sheet was recorded in “Investment in unconsolidated affiliates.”  The ownership of the general partner interests and IDRs did not provide AMGP with any claim to the assets of Antero Midstream Partners other than the balance in its Antero Midstream Partners capital account.  Income related to the IDRs was recognized as earned and increased AMGP’s capital account and equity investment.  When these distributions were paid to AMGP, they reduced its capital account and its equity investment in Antero Midstream Partners.

Investments in entities for which the Company exercises significant influence, but not control, are accounted for under the equity method.  The Company’s judgment regarding the level of influence over its equity investments includes considering key factors such as Antero Midstream’s ownership interest, representation on the board of directors, and participation in the policy-making decisions of equity method investees.  Such investments are included in Investments in unconsolidated affiliates on the Company’s consolidated balance sheets.  Income from investees that are accounted for under the equity method is included in Equity in earnings

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

of unconsolidated affiliates on the Company’s consolidated statements of operations and cash flows.  When the Company records its proportionate share of net income, it increases equity income in the statements of operations and comprehensive income (loss) and the carrying value of that investment on the Company’s balance sheet.  When a distribution is received, it is recorded as a reduction to the carrying value of that investment on the balance sheet.

The Company accounts for distributions received from equity method investees under the “nature of the distribution” approach.  Under this approach, distributions received from equity method investees are classified on the basis of the nature of the activity or activities of the investee that generated the distribution as either a return on investment (classified as cash inflows from operating activities) or a return of investment (classified as cash inflows from investing activities).

(c)  Revenue Recognition

The Company, through Antero Midstream Partners and its affiliates, provides gathering and compression and water handling services under fee-based contracts primarily based on throughput or at cost plus a margin.  Certain of these contracts contain operating leases of the Company’s assets under GAAP.  Under these arrangements, the Company receives fees for gathering gas products, compression services, and water handling services.  The revenue the Company earns from these arrangements is directly related to (1) in the case of natural gas gathering and compression, the volumes of metered natural gas that it gathers, compresses, and delivers to natural gas compression sites or other transmission delivery points, (2) in the case of fresh water services, the quantities of fresh water delivered to its customers for use in their well completion operations, (3) in the case of wastewater treatment services performed by the Company prior to idling of the Clearwater Facility (as defined below) in September 2019, the quantities of wastewater treated for our customers, (4) in the case of wastewater services provided by third parties, the third-party costs the Company incurs plus 3%, or (5) in the case of flowback and produced water performed by the Company, a cost of service fee based on the costs incurred by the Company. The Company recognizes revenue when it satisfies a performance obligation by delivering a service to a customer or the use of leased assets to a customer.  See Note 7—Revenue for the Company’s required disclosures under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers.  The Company includes lease revenue within revenues by service.

(d)Use of Estimates

The preparation of the consolidated financial statements and notes in conformity with GAAP requires that management formulate estimates and assumptions that affect revenues, expenses, assets, liabilities and the disclosure of contingent liabilities.  Items subject to estimates and assumptions include the useful lives of property and equipment, the valuation of assets and liabilities acquired from Antero Midstream Partners, as well as the valuation of accrued liabilities, among others.  Although management believes these estimates are reasonable, actual results could differ from these estimates.

(e)Cash and Cash Equivalents

The Company considers all liquid investments purchased with an initial maturity of three months or less to be cash equivalents.  The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

(f)Property and Equipment

Property and equipment primarily consists of gathering pipelines, compressor stations and the wastewater treatment facility and related landfill (collectively, the “Clearwater Facility”) used for the disposal of salt therefrom and fresh water delivery pipelines and facilities stated at historical cost less accumulated depreciation, amortization and impairment.  The Company capitalizes construction-related direct labor and material costs.  Maintenance and repair costs are expensed as incurred.

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives and salvage values of assets.  The depreciation of fixed assets recorded under operating lease agreements is included in depreciation expense.  Uncertainties that may impact these estimates of useful lives include, among others, changes in laws and regulations relating to environmental matters, including air and water quality, restoration and abandonment requirements, economic conditions, and supply and demand for the Company’s services in the areas in which it operates.  When assets are placed into service, management

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

makes estimates with respect to useful lives and salvage values that management believes are reasonable.

Amortization of landfill airspace consists of the amortization of landfill capital costs, including those that have been incurred and capitalized and estimated future costs for landfill development and construction, as well as the amortization of asset retirement costs arising from landfill final capping, closure, and post-closure obligations.  Amortization expense is recorded on a units-of-consumption basis, applying cost as a rate per-cubic yard.  The rate per-cubic yard is calculated by dividing each component of the amortizable basis of the landfill by the number of cubic yards needed to fill the corresponding asset’s airspace.  Landfill capital costs and closure and post-closure asset retirement costs are generally incurred to support the operation of the landfill over its entire operating life and are, therefore, amortized on a per-cubic yard basis using a landfill’s total airspace capacity.  Estimates of disposal capacity and future development costs are created using input from independent engineers and internal technical teams and are reviewed at least annually.

The Company evaluates its long‑lived assets for impairment when events or changes in circumstances indicate that the related carrying values of the assets may not be recoverable.  Generally, the basis for making such assessments is undiscounted future cash flow projections for the assets being assessed.  If the carrying values of the assets are deemed not recoverable, the carrying values are reduced to the estimated fair values, which are based on discounted future cash flows using assumptions as to revenues, costs, and discount rates typical of third-party market participants, which is a Level 3 fair value measurement.  The Company recognized an impairment with respect to the Clearwater Facility during the year ended December 31, 2019.  See Note 4—Clearwater Facility Impairment.

(g)Asset Retirement Obligations

The Company’s asset retirement obligations include its obligation to close, maintain, and monitor landfill cells and support facilities.  After the entire landfill reaches capacity and is certified closed, the Company must continue to maintain and monitor the landfill for a post-closure period, which generally extends for 30 years.  The Company records the fair value of its landfill retirement obligations as a liability in the period in which the regulatory obligation to retire a specific asset is triggered.  For the Company’s individual landfill cells, the required closure and post-closure obligations under the terms of its permits and its intended operation of the landfill cell are triggered and recorded when the cell is placed into service and salt is initially disposed in the landfill cell.  The fair value is based on the total estimated costs to close the landfill cell and perform post-closure activities once the landfill cell has reached capacity and is no longer accepting salt.  Retirement obligations are increased each year to reflect the passage of time by accreting the balance at the weighted average credit-adjusted risk-free rate that is used to calculate the recorded liability, with accretion charged to direct costs.  Actual cash expenditures to perform closure and post-closure activities reduce the retirement obligation liabilities as incurred.  After initial measurement, asset retirement obligations are adjusted at the end of each period to reflect changes, if any, in the estimated future cash flows underlying the obligation.  Landfill retirement assets are capitalized as the related retirement obligations are incurred, and are amortized on a units-of-consumption basis as the disposal capacity is consumed.

Asset retirement obligations are recorded for fresh water impoundments and waste water pits when an abandonment date is identified.  The Company records the fair value of its freshwater impoundment and waste water pit retirement obligations as liabilities in the period in which the regulatory obligation to retire a specific asset is triggered.  The fair value is based on the total reclamation costs of the assets.  Retirement obligations are increased each year to reflect the passage of time by accreting the balance at the weighted average credit-adjusted risk-free rate that is used to calculate the recorded liability, with accretion charged to direct costs.  Actual cash expenditures to perform remediation activities reduce the retirement obligation liabilities as incurred.  After initial measurement, asset retirement obligations are adjusted at the end of each period to reflect changes, if any, in the estimated future cash flows underlying the obligation.  Fresh water impoundments and wastewater pit retirement assets are capitalized as the related retirement obligations are incurred, and are amortized on a straight-line basis until reclamation.

The Company is under no legal obligations, neither contractually nor under the doctrine of promissory estoppel, to restore or dismantle its gathering pipelines, compressor stations, water delivery pipelines and facilities,  flowback and produced water facilities and the wastewater treatment facility upon abandonment.  See Note 4—Clearwater Facility Impairment.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

(h)Litigation and Other Contingencies

A liability is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the anticipated most likely outcome or the minimum amount within a range of possible outcomes.  The Company regularly reviews contingencies to determine the adequacy of our accruals and related disclosures.  The ultimate amount of losses, if any, may differ from these estimates.

The Company accrues losses associated with environmental obligations when such losses are probable and can be reasonably estimated.  Accruals for estimated environmental losses are recognized no later than at the time a remediation feasibility study, or an evaluation of response options, is complete.  These accruals are adjusted as additional information becomes available or as circumstances change.  Future environmental expenditures are not discounted to their present value.  Recoveries of environmental costs from other parties are recorded separately as assets at their undiscounted value when receipt of such recoveries is probable.

As of December 31, 2018 and 2019, the Company had not recorded any liabilities for litigation, environmental, or other contingencies.

(i)Equity‑Based Compensation

The Company’s consolidated financial statements include equity-based compensation costs related to awards granted by its own plans, as in place before and after the Transactions, as well as costs allocated by Antero Resources for grants made prior to the Transactions.  Costs allocated from Antero Resources are offset to additional paid in capital on the consolidated balance sheet.  See Note 6—Transactions with Affiliates for additional information regarding Antero Resources’ allocation of expenses to the Company.  For awards granted under its own plan, the Company recognizes compensation cost related to all equity-based awards in the financial statements based on the estimated grant date fair value.  The Company is authorized to grant various types of equity-based compensation awards, including stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, dividend equivalent awards and other types of awards.  The grant date fair values are determined based on the type of award and may utilize market prices on the date of grant, Black-Scholes option-pricing model, Monte Carlo simulations or other acceptable valuation methodologies, as appropriate for the type of equity-based award.  Compensation cost is recognized ratably over the applicable vesting or service period.  Forfeitures are accounted for as they occur by reversing the expense previously recognized for awards that were forfeited during the period.   See Note 12—Equity-Based Compensation.

(j)Income Taxes

The Company recognizes deferred tax assets and liabilities for temporary differences resulting from net operating loss carryforwards for income tax purposes and the differences between the financial statement and tax basis of assets and liabilities.  The effect of changes in tax laws or tax rates is recognized in income during the period such changes are enacted.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.  The Company regularly reviews its tax positions in each significant taxing jurisdiction during the process of evaluating its tax provision.  The Company makes adjustments to its tax provision when: (i) facts and circumstances regarding a tax position change, causing a change in management’s judgment regarding that tax position; and/or (ii) a tax position is effectively settled with a tax authority at a differing amount.

(k)Fair Value Measures

The Financial Accounting Standards Board (the “FASB”) ASC Topic 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This guidance also relates to all nonfinancial assets and liabilities that are not recognized or disclosed on a recurring basis (e.g., the initial recognition of asset retirement obligations and impairments of long‑lived assets).  The fair value is the price that the Company estimates would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  A fair value hierarchy is used to prioritize inputs to valuation techniques used to estimate fair value.  An asset or liability subject to the fair value requirements is categorized within the hierarchy based on the lowest level of input that is significant to the fair value measurement.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.  The highest priority (Level 1) is

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

given to unadjusted quoted market prices in active markets for identical assets or liabilities, and the lowest priority (Level 3) is given to unobservable inputs.  Level 2 inputs are data, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

The carrying values on the consolidated balance sheet of the Company’s cash and cash equivalents, accounts receivable—Antero Resources, accounts receivable—third party, other current assets, accounts payable—Antero Resources, accounts payable—third party, accrued liabilities, other current liabilities, other liabilities and the Credit Facility (as defined in Note 10—Long-Term Debt) approximate fair values due to their short-term maturities.  The assets and liabilities of Antero Midstream Partners were recorded at fair value as of the acquisition date, March 12, 2019 (see Note 3—Business Combination).  Additionally, the Company uses certain fair valuation techniques in performing its annual goodwill impairment test described below.

(l)Investments in Unconsolidated Affiliates

The Company uses the equity method to account for its investments in companies if the investment provides the Company with the ability to exercise significant influence over, but not control of, the operating and financial policies of the investee.  The Company’s consolidated net income includes the Company’s proportionate share of the net income or loss of such companies.  The Company’s judgment regarding the level of influence over each equity method investee includes considering key factors such as the Company’s ownership interest, representation on the board of directors and participation in policy-making decisions of the investee and material intercompany transactions.  See Note 16—Investments in Unconsolidated Affiliates.

(m)Business Combinations

The Company recognizes and measures the assets acquired and liabilities assumed in a business combination based on their estimated fair values at the acquisition date, with any remaining difference recorded as goodwill.  For acquisitions, management engages an independent valuation specialist, as applicable, to assist with the determination of fair value of the assets acquired, liabilities assumed, and goodwill, based on recognized business valuation methodologies.  If the initial accounting for the business combination is incomplete by the end of the reporting period in which the acquisition occurs, an estimate will be recorded.  Subsequent to the acquisition, and not later than one year from the acquisition date, the Company will record any material adjustments to the initial estimate based on new information obtained that would have existed as of the acquisition date.  An adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period of the adjustment.  Acquisition-related costs are expensed as incurred in connection with each business combination.  See Note 3—Business Combination.

(n)Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business.  Goodwill is not amortized, but rather is tested for impairment annually in the fourth quarter and when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below its carrying value.  The impairment test requires allocating goodwill and other assets and liabilities to reporting units.  The fair value of each reporting unit is determined and compared to the carrying value of the reporting unit.  The fair value is calculated using the expected present value of future cash flows method.  Significant assumptions used in the cash flow forecasts include future net operating margins, future volumes, discount rates and future capital requirements.  If the fair value of the reporting unit is less than the carrying value, including goodwill, the excess of the book value over the fair value of goodwill is charged to net income as an impairment expense.

Amortization of intangible assets with definite lives is calculated using the straight-line method, which is reflective of the benefit pattern in which the estimated economic benefit is expected to be received over the estimated useful life of the intangible asset.  Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable.  If the sum of the expected undiscounted future cash flows related to the asset is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset.  See Note 4—Clearwater Facility Impairment and Note 5—Goodwill and Intangibles.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

(o)Treasury Share Retirement

The Company periodically retires treasury shares acquired through share repurchases and returns those shares to the status of authorized but unissued.  When treasury shares are retired, the Company’s policy is to allocate the excess of the repurchase price over the par value of shares acquired first, to additional paid-in capital, and then to accumulated earnings.  The portion allocable to additional paid-in capital is determined by applying a percentage, determined by dividing the number of shares to be retired by the number of shares outstanding, to the balance of additional paid-in capital as of retirement.

(p)Recently Issued Accounting Standards

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement: Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement,” which provides changes to certain fair value disclosure requirements.  This ASU is effective for annual reporting periods beginning after December 15, 2019 and interim periods within those annual periods, with early adoption permitted.  The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

(3)  Business Combination

On March 12, 2019, AMGP and Antero Midstream Partners completed the Transactions.  The Transactions have been accounted for using the acquisition method of accounting with Antero Midstream Corporation identified as the acquirer of Antero Midstream Partners.

The components of the fair value of consideration transferred are as follows (in thousands):

Fair value of shares of AMC common stock issued(1)	$4,017,881
Cash	598,709
Total fair value of consideration transferred	$4,616,590

(1)	The fair value of each share of AMC common stock issued in connection with the Transactions was determined to be $12.54, the closing price of AMGP common shares on March 12, 2019.

The final purchase price allocation of the Transactions, and final adjustments thereto, are summarized in the table below.  The fair value of assets acquired and liabilities assumed at March 12, 2019 were as follows (in thousands):

	As Originally		As
	Reported	Adjustments	Adjusted
Cash and cash equivalents	$619,532	—	619,532
Accounts receivable–Antero Resources	142,312	—	142,312
Accounts receivable–third party	117	—	117
Other current assets	1,150	—	1,150
Property and equipment, net	3,639,148	(267,721)	3,371,427
Investments in unconsolidated affiliates	1,090,109	(521,824)	568,285
Customer relationships	558,000	1,009,000	1,567,000
Other assets, net	42,887	—	42,887
Total assets acquired	6,093,255	219,455	6,312,710

Accounts payable–Antero Resources	3,316	—	3,316
Accounts payable–third party	30,674	—	30,674
Accrued liabilities	87,021	—	87,021
Other current liabilities	537	—	537
Long-term debt	2,364,935	—	2,364,935
Contingent acquisition consideration	116,924	—	116,924
Other liabilities	8,524	—	8,524
Total liabilities assumed	2,611,931	—	2,611,931
Net assets acquired, excluding goodwill	3,481,324	219,455	3,700,779
Goodwill	1,135,266	(219,455)	915,811
Net assets acquired	$4,616,590	$—	$4,616,590

Adjustments to the preliminary purchase price allocation stem mainly from additional information obtained by the Company in between the closing of the Transactions on March 12, 2019 and December 31, 2019 about facts and circumstances that existed as of the date of the Transactions, including updates to the completion of certain valuations to determine the underlying fair value of certain assets.  The decrease in the fair value of the property and equipment resulted in a $10 million reversal of Depreciation in the consolidated statement of operations.  The increase in the fair value of customer relationships resulted in a $21 million increase in Amortization of customer relationships in the consolidated statement of operations.  All customer relationships are subject to amortization, which will be recognized over a weighted-average period of 23 years.

The purchase price allocation resulted in the recognition of $575 million of goodwill in three reporting units within the Company’s gathering and processing segment and $340 million of goodwill in two reporting units within its water handling segment.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

Substantially all of goodwill is expected to be deductible for tax purposes.  Goodwill represents the efficiencies realized with simplifying our corporate structure to own, operate and develop midstream energy infrastructure primarily to service Antero Resources.

The Company’s financial statements include $6 million of acquisition-related costs associated with the Transactions.  These costs were expensed as general and administrative costs.

(4)  Clearwater Facility Impairment

On September 18, 2019, the Company commenced a strategic evaluation of the Clearwater Facility at which time, such facility was idled.  Based on the preliminary results of the evaluation and ongoing discussions with the facility’s contractor, the Company determined that the facility is expected to be idled for the foreseeable future.  Accordingly, the Company performed an interim impairment analysis of the facility and determined: (i) to reduce the carrying value of the facility to its estimated salvage value, which included the land associated with the Clearwater Facility; (ii) the fair value of the goodwill assigned to the wastewater treatment reporting unit was less than its carrying value resulting in an impairment charge to goodwill; and (iii) the customer relationships intangible asset was impaired.  The following table shows the impairment charges for the year ended December 31, 2019 related to the Clearwater Facility as updated to reflect the final purchase price allocation of the Transactions (in thousands):

Impairment of property and equipment	$408,882
Impairment of goodwill	42,290
Impairment of customer relationships	11,871
Total impairment expense	$463,043

The Company incurred $11 million in facility idling costs for the care and maintenance of the Clearwater Facility during the period from September 18, 2019 through December 31, 2019.

(5)  Goodwill and Intangibles

The Company evaluates goodwill for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit with goodwill is less than its carrying amount.  Significant assumptions used to estimate the reporting units’ fair value include the discount rate as well as estimates of future cash flows, which are impacted primarily by commodity prices and producer customers’ development plans (which impact volumes and capital requirements).

During the third quarter of 2019, the Company performed an interim impairment analysis of the goodwill related to the wastewater treatment reporting unit recorded in connection with the Transactions due to the Company’s strategic evaluation of the Clearwater Facility.  As a result of this evaluation, the Company incurred impairment charges to the goodwill and customer relationships intangible asset associated with the Clearwater Facility, which is in the water handling segment.  See Note 4—Clearwater Facility Impairment.

The Company performed its annual goodwill impairment test in the fourth quarter of 2019.  As a result of this test, the Company incurred impairment charges of $298 million to its fresh water delivery and services reporting unit, which is in the water handling segment.  This was primarily due to decreased water volumes driven by decreased drilling and increased use of water blending operations by Antero Resources.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

The changes in the carrying amount in goodwill for the year ended December 31, 2019 were as follows (in thousands):

	Gathering and	Water	Consolidated
	Processing	Handling	Total
Goodwill as of December 31, 2018	$—	—	—
Goodwill acquired(1)	575,461	340,350	915,811
Impairment of goodwill	—	(340,350)	(340,350)
Goodwill as of December 31, 2019	$575,461	—	575,461

(1)	See Note 3—Business Combination.

All customer relationships are subject to amortization and will be amortized over a weighted-average period of 23 years.  The changes in the carrying amount of customer relationships for the year ended December 31, 2019 were as follows (in thousands):

Customer relationships as of December 31, 2018	$—
Customer relationships acquired(1)	1,567,000
Accumulated amortization	(57,010)
Impairment	(11,871)
Customer relationships as of December 31, 2019	$1,498,119

(1)	See Note 3—Business Combination.

Future amortization expense is as follows (in thousands):

Year ending December 31, 2020	$70,672
Year ending December 31, 2021	70,672
Year ending December 31, 2022	70,672
Year ending December 31, 2023	70,672
Year ending December 31, 2024	70,672
Thereafter	1,144,759
Total	$1,498,119

(6)  Transactions with Affiliates

(a)Revenues

Substantially all revenues earned in the year ended December 31, 2019 were earned from Antero Resources, under various agreements for gathering and compression and water handling services.  Revenues earned from gathering and processing services consists of lease income.  There were no such revenues earned by AMGP for the years ended December 31, 2017 and 2018.

(b)Accounts receivable–Antero Resources, and Accounts payable–Antero Resources

Accounts receivable—Antero Resources represents amounts due from Antero Resources, primarily related to gathering and compression services and water handling services.  Accounts payable—Antero Resources represents amounts due to Antero Resources for general and administrative and other costs.

(c)Allocation of Costs Charged by Antero Resources

The employees supporting the Company’s operations are concurrently employed by Antero Resources and Antero Midstream Corporation.  Direct operating expense includes costs charged to the Company of $6 million during the year ended December 31, 2019, related to services provided by employees associated with the operation of the Company’s gathering lines, compressor stations, and water handling assets.  There were no such charges to AMGP during the years ended December 31, 2017 and 2018.  For the years ended December 31, 2017, 2018 and 2019, general and administrative expenses charged to the Company by Antero Resources were

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

$0.7 million, $0.5 million, and $33 million, respectively.  These costs relate to: (i) various business services, including payroll processing, accounts payable processing and facilities management, (ii) various corporate services, including legal, accounting, treasury, information technology and human resources and (iii) compensation, including certain equity-based compensation.  These expenses are charged to the Company based on the nature of the expenses and are apportioned based on a combination of the Company’s proportionate share of gross property and equipment, capital expenditures and labor costs, as applicable.  The Company reimburses Antero Resources directly for all general and administrative costs charged to it, with the exception of noncash equity compensation attributed to the Company for awards issued prior to the Transactions under Antero Resources’ long-term incentive plan and the Antero Midstream Corporation Long Term Incentive Plan (the “AMC LTIP”).  See Note 12—Equity-Based Compensation.

(7)  Revenue

(a)Revenue from Contracts with Customers

All of the Company’s revenues are derived from service contracts with customers and are recognized when the Company satisfies a performance obligation by delivering a service to a customer.  The Company derives substantially all of its revenues from Antero Resources.  The following sets forth the nature, timing of satisfaction of performance obligations, and significant payment terms of the Company’s contracts with Antero Resources.

Gathering and Compression Agreement

Pursuant to the gathering and compression agreement with Antero Resources, Antero Resources has dedicated substantially all of its current and future acreage in West Virginia, Ohio and Pennsylvania to the Company for gathering and compression services except for acreage subject to third-party commitments or pre-existing dedications.  The Company also has an option to gather and compress natural gas produced by Antero Resources on any additional acreage it acquires during the term of the agreement outside of West Virginia, Ohio and Pennsylvania on the same terms and conditions.  In December 2019, the Company and Antero Resources agreed to extend the initial term of the gathering and compression agreement to 2038 and established a growth incentive fee program whereby low pressure gathering fees will be reduced from 2020 through 2023 to the extent Antero Resources achieves certain volumetric targets. Upon completion of this term, the gathering and compression agreement will continue in effect from year to year until such time as the agreement is terminated, effective upon an anniversary of the effective date of the agreement, by either the Company or Antero Resources on or before the 180th day prior to the anniversary of such effective date.

 Under the gathering and compression agreement, the Company receives a low pressure gathering fee, a high pressure gathering fee and a compression fee, in each case subject to CPI-based adjustments.  In addition, the agreement stipulates that the Company receives a reimbursement for the actual cost of electricity used at its compressor stations.

 The Company determined that the gathering and compression agreement is an operating lease as Antero Resources obtains substantially all of the economic benefit of the asset and has the right to direct the use of the asset.  The gathering system is an identifiable asset within the gathering and compression agreement, and it consists of underground low pressure pipelines that generally connect and deliver gas from specific well pads to compressor stations to compress the gas before delivery to underground high pressure pipelines that transport the gas to a third-party pipeline or plant.  The gathering system is considered a single lease due to the interrelated network of the assets.  The Company accounts for its lease and non-lease components as a single lease component as the lease component is the predominant component.  The non-lease components consist of operating, oversight and maintenance of the gathering system, which are performed on time-elapsed measures.  All lease payments under the future Minimum Volume Commitments discussed below are considered to be in-substance fixed lease payments under the gathering and compression agreement.

The Company recognizes revenue when low pressure volumes are delivered to a compressor station, compression volumes are delivered to a high pressure line and high pressure volumes are delivered to a processing plant or transmission pipeline.  The Company invoices the customer the month after each service is performed, and payment is due in the same month.

Water Services Agreement

The Company is party to a water services agreement with Antero Resources, which commenced on September 23, 2015,

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

whereby the Company agreed to provide certain water handling services to Antero Resources within an area of dedication in defined service areas in West Virginia, Ohio and other locations.  Upon completion of the initial term 20-year term, the water services agreement will continue in effect from year to year until such time as the agreement is terminated, effective upon an anniversary of the effective date of the agreement, by either the Company or Antero Resources on or before the 180th day prior to the anniversary of such effective date.  Under the agreement, the Company receives a fixed fee per barrel in West Virginia, Ohio and all other locations for fresh water deliveries by pipeline directly to the well site.  Additionally, the Company receives a fixed fee per barrel for fresh water delivered by truck to high-rate transfer facilities.  For flowback and produced water blending services, the Company receives a cost of service fee based on the costs incurred by the Company.  Antero Resources also agreed to pay the Company a fixed fee per barrel for wastewater treatment at the Clearwater Facility, which was idled in the third quarter of 2019 and we expect will remain idled for the foreseeable future.  All such fees under the agreement are subject to annual CPI-based adjustments and additional fees based on certain costs.  As of the start of 2020, there are no minimum volume commitments under the water services agreement.

Under the water services agreement, the Company may also contract with third parties to provide water services to Antero Resources.  Antero Resources reimburses the Company for third-party out-of-pocket costs plus a 3% markup. On February 12, 2019, Antero Resources and Antero Midstream Partners amended and restated the water services agreement to, among other things, make certain clarifying changes with respect to the CPI adjustments. The initial term of the water services agreement runs to 2035.  The Company satisfies its performance obligations and recognizes revenue when the fresh water volumes have been delivered to the hydration unit of a specified well pad,  flowback and produced water blending services have been completed and the wastewater volumes have been delivered to the Clearwater Facility.  The Company invoices the customer the month after water services are performed, and payment is due in the same month.  For services contracted through third-party providers, the Company’s performance obligation is satisfied when the service to be performed by the third-party provider has been completed.  The Company invoices the customer after the third-party provider billing is received, and payment is due in the same month.

Minimum Volume Commitments

The gathering and compression agreement includes certain minimum volume commitment provisions.  If and to the extent Antero Resources requests that the Company construct new high pressure lines and compressor stations, the gathering and compression agreement contains minimum volume commitments that require Antero Resources to utilize or pay for 75% and 70%, respectively, of the capacity of such new construction for 10 years.  The Company recognizes lease income from its minimum volume commitments under its gathering and compression agreement on a straight-line basis and additional operating lease income is earned when excess volumes are delivered under the contract.  The Company is not party to any leases that have not commenced.  Minimum volume commitments for fresh water deliveries under the water services agreement concluded at December 31, 2019.

Minimum revenue amounts under the gathering and compression minimum volume commitments are as follows (in thousands):

2020	$204,988
2021	209,556
2022	209,556
2023	209,556
2024	210,130
Thereafter	584,167
Total	$1,627,953

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

(b)Disaggregation of Revenue

In the following table, revenue is disaggregated by type of service and type of fee.  The table also identifies the reportable segment to which the disaggregated revenues relate.  AMGP did not earn revenue for the years ended December 31, 2017 and 2018.  For more information on reportable segments, see Note 17—Reporting Segments.

	Year Ended
	December 31,	Segment to which
(in thousands)	2019	revenues relate
Revenue from contracts with customers
Type of service
Gathering—low pressure	$254,350	Gathering and Processing(1)
Gathering—high pressure	151,283	Gathering and Processing(1)
Compression	137,905	Gathering and Processing(1)
Fresh water delivery	157,633	Water Handling
Wastewater treatment	25,058	Water Handling
Other fluid handling	123,369	Water Handling
Amortization of customer relationships(2)	(29,850)	Gathering and Processing
Amortization of customer relationships(2)	(27,160)	Water Handling
Total	$792,588

Type of contract
Per Unit Fixed Fee	$543,538	Gathering and Processing(1)
Per Unit Fixed Fee	182,691	Water Handling
Cost plus 3%	123,030	Water Handling
Cost of service fee	339	Water Handling
Amortization of customer relationships(2)	(29,850)	Gathering and Processing
Amortization of customer relationships(2)	(27,160)	Water Handling
Total	$792,588

(1)	Revenue related to the gathering and processing segment is classified as lease income related to the gathering system.
(2)	Fair value of customer contracts acquired as part of the Transactions discussed in Note 3—Business Combination.

(c)Transaction Price Allocated to Remaining Performance Obligations

The majority of the Company’s service contracts have a term greater than one year.  As such, the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to a wholly unsatisfied performance obligation.  Under the Company’s service contracts, each unit of product delivered to the customer represents a separate performance obligation; therefore, future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required.

The remainder of our service contracts, which relate to contracts with third parties, are short-term in nature with a contract term of one year or less.  Accordingly, the Company is exempt from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

(d)Contract Balances

Under the Company’s service contracts, the Company invoices customers after its performance obligations have been satisfied, at which point payment is unconditional.  Accordingly, the Company’s service contracts do not give rise to contract assets or liabilities.  At December 31, 2019, the Company’s receivables with customers were $101 million.  There were no receivables from customers as of December 31, 2018.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

(8)  Property and Equipment

The Company’s investment in property and equipment for the period presented is summarized in the following table.  AMGP had no property and equipment at December 31, 2018.

	Estimated	December 31,
(in thousands)	useful lives	2019
Land	n/a	$23,549
Gathering systems and facilities	40-50 years(1)	2,375,241
Fresh water permanent buried pipelines and equipment	10-20 years	602,230
Fresh water surface pipelines and equipment	1-5 years	48,594
Landfill	n/a(2)	1,244
Heavy trucks and equipment	3-5 years	6,617
Above ground storage tanks	5-10 years	3,418
Construction-in-progress	n/a	300,165
Total property and equipment		3,361,058
Less accumulated depreciation		(87,648)
Property and equipment, net		$3,273,410

(1)	Gathering systems and facilities are recognized as a single-leased asset with no residual value.
(2)	Amortization of landfill costs is recorded over the life of the landfill on a units-of-consumption basis.

(9)  Income Taxes

For the years ended December 31, 2017,  2018, and 2019, income tax expense consisted of the following:

	Year Ended December 31,
(in thousands)	2017	2018	2019
Current income tax expense (benefit)	$26,261	33,615	(539)
Deferred income tax expense (benefit)	—	(1,304)	(101,927)
Total income tax expense (benefit)	$26,261	32,311	(102,466)

Income tax expense differs from the amount that would be computed by applying the U.S. statutory federal income tax rate of 35% for the year ended December 31, 2017, and 21% for the years ended December 31, 2018 and 2019, to income before taxes as a result of the following:

	Year Ended December 31,
(in thousands)	2017	2018	2019
Federal income tax expense (benefit)	$10,005	20,773	(96,092)
State income tax expense (benefit), net of federal benefit	952	4,133	(17,089)
Non-deductible equity-based compensation	13,296	8,087	13,694
Non-deductible IPO expenses	1,948	1	—
Charitable contributions	—	—	(2,473)
Other	60	(683)	(506)
Total income tax expense (benefit)	$26,261	32,311	(102,466)

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

Deferred income taxes reflect the impact of temporary differences between assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.  The tax effect of the temporary differences giving rise to net deferred tax assets as follows:

	Year Ended December 31,
(in thousands)	2018	2019
Deferred tax assets:
Net operating loss carryforwards	$—	68,614
Investment in Antero Midstream Partners	—	28,381
Transaction costs	1,304	2,465
Equity-based compensation	—	1,298
Charitable contributions	—	2,473
Total deferred tax assets	1,304	103,231
Valuation allowance	—	—
Net deferred tax assets	1,304	103,231
Deferred tax liabilities:
Net deferred tax liabilities	—	—
Net deferred tax assets (liabilities)	$1,304	103,231

As of December 31, 2019, the Company has a deferred tax asset in its Investment in Antero Midstream Partners of $28 million.  At the time of the Transactions on March 12, 2019, the investment in Antero Midstream Partners was recorded at fair value for both GAAP and income tax purposes.  The GAAP versus tax treatment of activity occurring after the transaction, such as the treatment of impairments and differing recovery rates of the underlying assets, gave rise to the deferred tax asset.  Due to Antero Midstream Partners’ strong history of pre-tax earnings, the Company believes the benefits of this deferred tax asset will be realized.  Additionally, as of December 31, 2019, the Company has U.S. federal and state NOL carryforwards before the effect of income taxes of $277 million and $202 million, respectively, which have no expiration date.

In assessing the realizability of all of the deferred tax assets, management considers whether some portion or all of the deferred tax assets will be realized based on a more-likely-than-not standard of judgment.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the Company’s temporary differences become deductible.  Management considers projected future taxable income and tax planning strategies in making this assessment.  Based upon the projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of these deductible differences and thus has not recorded a valuation allowance.

(10)  Long‑term Debt

On May 9, 2018, AMGP entered into a credit facility (the “AMGP Credit Facility”) with a bank, which provided for a line of credit of up to $12 million.  At December 31, 2018, AMGP had no borrowings under the AMGP Credit Facility.  In connection with the Transactions, the AMGP Credit Facility was terminated on March 12, 2019.

AMGP had no long-term debt at December 31, 2018.  Antero Midstream Corporation’s long-term debt was as follows at December 31, 2019:

(in thousands)	December 31, 2019
Credit Facility (a)	$959,500
5.375% senior notes due 2024 (b)	652,600
5.75% senior notes due 2027 (c)	653,250
5.75% senior notes due 2028 (d)	650,000
Net unamortized debt issuance costs	(23,101)
Total long-term debt	$2,892,249

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

(a)Antero Midstream Partners Revolving Credit Facility

Antero Midstream Partners, an indirect, wholly owned subsidiary of Antero Midstream Corporation, as borrower (the “Borrower”), has a senior secured revolving credit facility (the “Credit Facility”) with a consortium of banks.  Lender commitments under the Credit Facility currently are $2.13 billion.  At December 31, 2019, the Borrower had borrowings under the Credit Facility of $960 million with a weighted average interest rate of 3.15%.  No letters of credit were outstanding at December 31, 2019 under the Credit Facility.  The maturity date of the facility is October 26, 2022.  The Credit Facility includes fall away covenants and lower interest rates that are triggered if and when the Borrower is assigned an Investment Grade Rating (as defined below).

Under the Credit Facility, “Investment Grade Period” is a period that, as long as no event of default has occurred and the Borrower is in pro forma compliance with the financial covenants under the Credit Facility, commences when the Borrower elects to give notice to the Administrative Agent that the Borrower has received at least one of either (i) a BBB- or better rating from Standard and Poor’s or (ii) a Baa3 or better from Moody’s (provided that the non-investment grade rating from the other rating agency is at least either Ba1 if Moody’s or BB+ if Standard & Poor’s (an “Investment Grade Rating”)).  An Investment Grade Period can end at the Borrower’s election.

During a period that is not an Investment Grade Period, the Credit Facility is ratably secured by mortgages on substantially all of the Borrower’s properties, including the properties of its subsidiaries, and guarantees from its subsidiaries.  During an Investment Grade Period, the liens securing the obligations thereunder shall be automatically released (subject to the provisions of the Credit Facility).

The Credit Facility contains certain covenants including restrictions on indebtedness, and requirements with respect to leverage and interest coverage ratios; provided, however, that during an Investment Grade Period, such covenants become less restrictive on the Borrower.  The Credit Facility permits distributions to the holders of the Borrower’s equity interests in accordance with the cash distribution policy previously adopted by the board of directors of the general partner of the Borrower, provided that no event of default exists or would be caused thereby, and only to the extent permitted by our organizational documents.  The Borrower was in compliance with all of the financial covenants under the Credit Facility as of December 31,  2019.

Principal amounts borrowed are payable on the maturity date with such borrowings bearing interest that is payable quarterly or, in the case of Eurodollar Rate Loans, at the end of the applicable interest period if shorter than six months.  Interest is payable at a variable rate based on LIBOR or the base rate, determined by election at the time of borrowing, plus an applicable margin rate.  Interest at the time of borrowing is determined with reference to (i) during any period that is not an Investment Grade Period, the Borrower’s then-current leverage ratio and (ii) during an Investment Grade Period, with reference to the rating given to the Borrower by Moody’s or Standard and Poor’s.  During an Investment Grade Period, the applicable margin rates are reduced by 25 basis points.  Commitment fees on the unused portion of the Credit Facility are due quarterly at rates ranging from 0.25% to 0.375% based on the leverage ratio, during a period that is not an Investment Grade Period, and 0.175% to 0.375% based on the Borrower’s rating during an Investment Grade Period.

(b)   5.375% Senior Notes Due 2024

On September 13, 2016, Antero Midstream Partners and its wholly owned subsidiary, Finance Corp (together with Antero Midstream Partners, the “Issuers”), issued $650 million in aggregate principal amount of 5.375% senior notes due September 15, 2024 (the “2024 Notes”) at par.  The 2024 Notes are unsecured and effectively subordinated to the Credit Facility to the extent of the value of the collateral securing the Credit Facility.  The 2024 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by Antero Midstream Corporation, Antero Midstream Partners’ wholly owned subsidiaries (other than Finance Corp) and certain of its future restricted subsidiaries.  Interest on the 2024 Notes is payable on March 15 and September 15 of each year.  Antero Midstream Partners may redeem all or part of the 2024 Notes at any time at redemption prices ranging from 104.031% as of September 30, 2019 to 100.00% on or after September 15, 2022.   If Antero Midstream Partners undergoes a change of control followed by a rating decline, the holders of the 2024 Notes will have the right to require Antero Midstream Partners to repurchase all or a portion of the 2024 Notes at a price equal to 101% of the principal amount of the 2024 Notes, plus accrued and unpaid interest.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

(c)5.75% Senior Notes Due 2027

On February 25, 2019, the Issuers issued $650 million in aggregate principal amount of 5.75% senior notes due March 1, 2027 (the “2027 Notes”) at par.  The 2027 Notes are unsecured and effectively subordinated to the Credit Facility to the extent of the value of the collateral securing the Credit Facility.  The 2027 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by Antero Midstream Corporation, Antero Midstream Partners’ wholly owned subsidiaries (other than Finance Corp) and certain of its future restricted subsidiaries.  Interest on the 2027 Notes is payable on March 1 and September 1 of each year.  Antero Midstream Partners may redeem all or part of the 2027 Notes at any time on or after March 1, 2022 at redemption prices ranging from 102.875% on or after March 1, 2022 to 100.00% on or after March 1, 2025.  In addition, prior to March 1, 2022, Antero Midstream Partners may redeem up to 35% of the aggregate principal amount of the 2027 Notes with an amount of cash not greater than the net cash proceeds of certain equity offerings, if certain conditions are met, at a redemption price of 105.75% of the principal amount of the 2027 Notes, plus accrued and unpaid interest.  At any time prior to March 1, 2022, Antero Midstream Partners may also redeem the 2027 Notes, in whole or in part, at a price equal to 100% of the principal amount of the 2027 Notes plus a “make-whole” premium and accrued and unpaid interest.  If Antero Midstream Partners undergoes a change of control followed by a rating decline, the holders of the 2027 Notes will have the right to require Antero Midstream Partners to repurchase all or a portion of the 2027 Notes at a price equal to 101% of the principal amount of the 2027 Notes, plus accrued and unpaid interest.

(d)5.75% Senior Notes Due 2028

On June 28, 2019, the Issuers issued $650 million in aggregate principal amount of 5.75% senior notes due January 15, 2028 (the “2028 Notes”) at par.  The 2028 Notes are unsecured and effectively subordinated to the Credit Facility to the extent of the value of the collateral securing the Credit Facility.  The 2028 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by Antero Midstream Corporation, Antero Midstream Partners’ wholly owned subsidiaries (other than Finance Corp) and certain of its future restricted subsidiaries.  Interest on the 2028 Notes is payable on January 15 and July 15 of each year.  Antero Midstream Partners may redeem all or part of the 2028 Notes at any time on or after January 15, 2023 at redemption prices ranging from 102.875% on or after January 15, 2023 to 100.00% on or after January 15, 2026.  In addition, prior to January 15, 2023, Antero Midstream Partners may redeem up to 35% of the aggregate principal amount of the 2028 Notes with an amount of cash not greater than the net cash proceeds of certain equity offerings, if certain conditions are met, at a redemption price of 105.75% of the principal amount of the 2028 Notes, plus accrued and unpaid interest.  At any time prior to January 15, 2023, Antero Midstream Partners may also redeem the 2028 Notes, in whole or in part, at a price equal to 100% of the principal amount of the 2028 Notes plus a “make-whole” premium and accrued and unpaid interest.  If Antero Midstream Partners undergoes a change of control followed by a rating decline, the holders of the 2028 Notes will have the right to require Antero Midstream Partners to repurchase all or a portion of the 2028 Notes at a price equal to 101% of the principal amount of the 2028 Notes, plus accrued and unpaid interest.

(11)  Accrued Liabilities

Accrued liabilities as of December 31, 2018 and 2019 consisted of the following items:

	December 31,
(in thousands)	2018	2019
Capital expenditures	$—	27,427
Operating expenses	—	24,980
Interest expense	—	44,440
Other	407	7,341
Total accrued liabilities	$407	104,188

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

(12)  Equity-Based Compensation

The Company’s general and administrative expenses include equity-based compensation costs related to the Antero Midstream GP LP Long-Term Incentive Plan (“AMGP LTIP”) and the Series B Units prior to the Transactions.  Equity-based compensation after the Transactions include (i) costs allocated to Antero Midstream Partners by Antero Resources for grants made prior to the Transactions pursuant to Antero Resources’ long-term incentive plan, (ii) costs due to Antero Midstream Corporation LTIP (the “AMC LTIP”) and (iii) the Exchanged B Units (as defined below).  Antero Midstream Partners’ portion of the equity-based compensation expense is included in general and administrative expenses, and recorded as a credit to the applicable classes of equity.  Equity‑based compensation expense allocated to Antero Midstream Partners was $4.9 million for the period from March 13, 2019 to December 31, 2019.  For grants made prior to the Transactions, Antero Resources has total unamortized expense related to its various equity-based compensation plans that can be allocated to the Company of approximately $26 million as of December 31, 2019, which includes grants made under the AMP LTIP (as defined below) prior to the Transactions, which were converted into awards under the AMC LTIP.  A portion of this will be allocated to Antero Midstream Partners as it is amortized over the remaining service period of the related awards.  Antero Midstream Partners does not reimburse Antero Resources for noncash equity compensation allocated to it for awards issued under the Antero Resources long-term incentive plan.

Exchanged B Units

As of December 31, 2018, IDR Holdings had 98,600 Series B Units authorized and outstanding that entitled the holders to receive up to 6% of the amount of the distributions that Antero Midstream Partners made on its incentive distribution rights (“IDRs”) in excess of $7.5 million per quarter, subject to certain vesting conditions.  On December 31, 2018, 65,745 Series B Units were vested.  The holders of vested Series B Units had the right to convert the units to common shares with a value equal to their pro rata share of up to 6% of any increase in AMGP’s equity value in excess of $2.0 billion.

Upon Closing of the Transactions, each Series B Unit, vested and unvested, was exchanged for 176.0041 shares of our common stock (the “Series B Exchange”).  A total of 17,353,999 shares of AMC common stock were issued in exchange for the 98,600 Series B Units then outstanding (the “Exchanged B Units”), which included 5,782,601 restricted shares of AMC common stock issued in exchange for the 32,855 unvested Series B Units.

The Company accounted for the Series B Exchange as a share-based payment modification under ASC 718, Stock Compensation.  On March 12, 2019, which is the modification date, the Company determined the estimated fair value of the unvested Series B Unit awards using a Monte Carlo simulation using various assumptions including a floor equity value of $2.0 billion, expected volatility of 40% based on historical volatility of a peer group of publicly traded partnerships, a risk free rate of 2.51%, and expected IDR distributions based on internal estimates discounted based on a weighted average cost of capital assumption of 7.25%.  Based on these assumptions, the estimated value of each Series B Unit was $1,257 when exchanged for shares of AMC common stock.  The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy.  The unvested Exchanged B Units retained the same vesting conditions as the Series B Units and vested on December 31, 2019.  No awards were issued and outstanding as of December 31, 2019.  Expenses related to Exchanged B Units were recognized on a straight-line basis over the requisite service period of the entire award.  Forfeitures were accounted for as they occur by reversing the expense previously recognized for awards that were forfeited during the period.

The Company recognized $66 million of equity-based compensation expense related to the Series B awards, including the Series B Units prior to the Closing of the Transactions and the Exchanged B Units following the Closing of the Transactions, for the year ended December 31, 2019.  For the years ended December 31, 2017 and 2018, the Company recognized $35 million and $34 million, respectively, of equity-based compensation expense related to the Series B Units.  As of December 31, 2019, there is no unamortized expense related to these awards.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

AMGP LTIP

On April 17, 2017, Antero Midstream GP LP adopted the AMGP LTIP pursuant to which certain non-employee directors of Antero Midstream GP LP’s general partner and certain officers, employees and consultants of Antero Resources were eligible to receive awards representing equity interests in Antero Midstream GP LP.  For the years ended December 31, 2017, 2018 and 2019, the Company recognized expense of $0.2 million, $0.7 million and $0.2 million, respectively, related to these awards.  Expenses related to these awards were recognized on a straight-line basis over the requisite service period of the entire award.  Forfeitures were accounted for as they occur by reversing the expense previously recognized for awards that were forfeited during the period.  In connection with the Transactions, the AMGP LTIP was terminated on March 12, 2019.

AMC LTIP

Effective March, 12, 2019, the Board of Directors of Antero Midstream Corporation (the “Board”) adopted the AMC LTIP under which awards may be granted to employees, directors and other service providers of the Company and its affiliates.  The AMC LTIP provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, other stock-based awards, cash awards and substitute awards.  The terms and conditions of the awards granted are established by the compensation committee of the Board.  The Company is authorized to grant up to 15,398,901 shares of common stock to employees and directors under the AMC LTIP.  As of December 31, 2019, a total of 13,596,444 shares were available for future grant under the AMC LTIP.  For the year ended December 31, 2019, the Company recognized expense of $2.7 million related to these awards.  Expenses related to restricted stock units are recognized on a straight-line basis over the requisite service period of the entire award.  Forfeitures are accounted for as they occur by reversing the expense previously recognized for awards that were forfeited during the period.

Restricted Stock Unit Awards

As part of the Transactions, each of the unvested outstanding phantom units in the Antero Midstream Partners Long Term Incentive Plan (“AMP LTIP”) was assumed by Antero Midstream Corporation and converted into 1.8926 restricted stock units under the AMC LTIP representing a right to receive shares of AMC common stock for each converted phantom unit.

Restricted stock unit (“RSU”) awards vest subject to the satisfaction of service requirements.  Expense related to each RSU award is recognized on a straight-line basis over the requisite service period of the entire award.  Forfeitures are accounted for as they occur by reversing the expense previously recognized for awards that were forfeited during the period.  The grant date fair values of these awards are determined based on the closing price of Antero’s common stock on the date of the grant.

Summary Information for Restricted Stock Unit Awards

A summary of RSU awards activity during the year ended December 31, 2019 is as follows:

		Weighted
		Average	Aggregate
	Number of	grant date	intrinsic value
	units	fair value	(in thousands)
Total AMC LTIP RSUs awarded and unvested—December 31, 2018	—	$—	$—
AMP LTIP Awards converted into AMC LTIP Awards(1)	1,068,900	$14.58
Granted	729,755	$13.60
Vested	(443,036)	$13.57
Forfeited	(79,629)	$14.37
Total AMC LTIP RSUs awarded and unvested—December 31, 2019	1,275,990	$14.38	$9,685

(1)Effective as of March 12, 2019, all unvested outstanding phantom units in the AMP LTIP were assumed by the Company and converted into restricted stock units under the AMC LTIP at a conversion rate of 1.8926 restricted stock units for each phantom unit.

Intrinsic values are based on the closing price of the Company’s common shares on the referenced dates.  At December 31,

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

2019, unamortized expense of $13 million related to the unvested RSUs is expected to be recognized over a weighted average period of approximately 2.5 years and the Company’s proportionate share will be allocated to it as it is recognized.

Performance Share Unit Awards Based on Return on Invested Capital (“ROIC”)

In 2019, the Company granted performance share units (“PSUs”) to certain of its employees and executive officers, a portion of which vest based on the Company’s actual ROIC (as defined in the award agreement) over a three-year period as compared to a targeted ROIC (“ROIC PSUs”).  The number of shares of common stock that may ultimately be earned with respect to the ROIC PSUs ranges from zero to 200% of the target number of ROIC PSUs originally granted.  Expense related to the ROIC PSUs is recognized based on the number of shares of common stock that are expected to be issued at the end of the measurement period, and such expense is reversed if the likelihood of achieving the performance condition decreases.

On December 17, 2019, the compensation committee of the Board modified the terms for the ROIC PSU agreement.  Accordingly, the Company accounted for the amended agreement as a share-based payment modification under ASC 718, Stock Compensation and revalued the awards as of the modification date.  Expense for the awards are recognized on a straight-line basis over the requisite service period of the entire award. For the year ended December 31, 2019, the Company recognized $0.2 million of expense related to these awards.

Summary Information for Performance Share Unit Awards

A summary of PSU activity for the year ended December 31, 2019 is as follows:

		Weighted
		Average
	Number of	grant date
	units	fair value
Total awarded and unvested—December 31, 2018	—	$—
Granted	164,196	$6.32
Vested	—	$—
Forfeited	(15,890)	$6.32
Total awarded and unvested—December 31, 2019	148,306	$6.32

The grant-date fair value for the ROIC PSUs is based on the closing price of the Company’s common stock on the date of the modified terms for the ROIC PSU agreement, assuming the achievement of the performance condition.

As of December 31, 2019, there was $0.7 million of unamortized equity-based compensation expense related to unvested PSUs that is expected to be recognized over a weighted average period of 2.3 years.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

(13)  Cash Distributions and Dividends

The following table details the amount of distributions and dividends paid with respect to the quarter indicated (in thousands, except per share data):

				Antero	Distributions/
Quarter			Distributions/	Resources	Dividends
and Year	Record Date	Distribution Date	Dividends	Investment	per share
*	May 9, 2017	September 13, 2017	$—	15,908	*
Q2 2017	August 3, 2017	August 23, 2017	5,026	—	$0.027
Q3 2017	November 1, 2017	November 23, 2017	10,985	—	$0.059
	Total 2017		$16,011	15,908

Q4 2017	February 1, 2018	February 20, 2018	$13,964	—	$0.075
Q1 2018	May 3, 2018	May 23, 2018	20,109	—	$0.108
Q2 2018	August 2, 2018	August 22, 2018	23,276	—	$0.125
Q3 2018	November 2, 2018	November 21, 2018	26,817	—	$0.144
	Total 2018		$84,166	—

Q4 2018	February 1, 2019	February 21, 2019	$30,543	—	$0.164
Q1 2019	April 26, 2019	May 8, 2019	152,082	—	$0.3025
Q1 2019	May 15, 2019	May 15, 2019	98	—	**
Q2 2019	July 26, 2019	August 7, 2019	154,146	—	$0.3075
Q2 2019	August 14, 2019	September 18, 2019	138	—	**
Q3 2019	November 1, 2019	November 13, 2019	153,033	—	$0.3075
Q3 2019	November 14, 2019	November 14, 2019	138	—	**
***	December 31, 2019	December 31, 2019	2,299	—	***
	Total 2019		$492,477	—

*Income relating to periods prior to May 9, 2017, the closing of our IPO, was distributed to Antero Investment prior to its liquidation.

**Dividends are paid in accordance with the terms of the Series A Preferred Stock as discussed in Note 14—Equity and Earnings Per Common Share.

***Distributions declared on unvested Series B Units prior to the closing date of the Transactions that were paid upon the vesting date to the holders of the Exchanged B Units.

On January 15, 2020, the Board declared a cash dividend on the shares of AMC common stock of $0.3075 per share for the quarter ended December 31, 2019.  The dividend will be payable on February 12, 2020 to stockholders of record as of January 31, 2020.  The Company pays dividends (1) out of surplus or (2) if there is no surplus, out of the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, as provided under Delaware law.

The Board also declared a cash dividend of $138 thousand on the shares of Series A Preferred Stock of Antero Midstream Corporation to be paid on February 14, 2020 in accordance with the terms of the Series A Preferred Stock, which are discussed in Note 14—Equity and Earnings Per Common Share.   As of December 31, 2019, there were dividends in the amount of $69 thousand accumulated in arrears on the Company’s Series A Preferred Stock.

(14)  Equity and Earnings Per Common Share

(a)  Preferred Stock

The Board authorized 100,000,000 shares of preferred stock in connection with the closing of the Transactions (see Note 3—Business Combination) on March 12, 2019, and issued 10,000 shares of preferred stock designated as "5.5% Series A Non-Voting Perpetual Preferred Stock" (the "Series A Preferred Stock"), to The Antero Foundation on that date.  Dividends on the Series A

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

Preferred Stock are cumulative from the date of original issue and payable in cash on the 45th day following the end of each fiscal quarter, or such other dates as the Board will approve, at a rate of 5.5% per annum on (i) the liquidation preference per share of Series A Preferred Stock (as described below) and (ii) the amount of accrued and unpaid dividends for any prior dividend period on such share of Series A Preferred Stock, if any.  At any time following the date of issue, in the event of a change of control, or at any time on or after March 12, 2029, the Company may redeem the Series A Preferred Stock at a price equal to $1,000 per share, plus any accrued and unpaid dividends, payable in cash; provided that if any shares of the Series A Preferred Stock are held by The Antero Foundation at the time of such redemption, the price for redemption of each share of Series A Preferred Stock will be the greater of (i) $1,000 per share, plus any accrued but unpaid dividends, and (ii) the fair market value of the Series A Preferred Stock. On or after March 12, 2029, the holder of each share of Series A Preferred Stock (other than The Antero Foundation) may convert such shares, at any time and from time to time, at the option of the holder into a number of shares of AMC common stock equal to the conversion ratio in effect on the applicable conversion date, subject to certain limitations.  The Series A Preferred Stock ranks senior to the AMC common stock as to dividend rights, as well as with respect to rights upon liquidation, winding-up or dissolution of the Company.  Holders of the Series A Preferred Stock do not have any voting rights in the Company, except as required by law, or any preemptive rights.

(b) Weighted Average Shares Outstanding

The following is a reconciliation of the Company’s basic weighted average shares outstanding to diluted weighted average shares outstanding during the periods presented:

	Year Ended December 31,
(in thousands)	2017	2018	2019
Basic weighted average number of shares outstanding	186,176	186,203	442,640
Add: Dilutive effect of restricted stock units	—	—	—
Add: Dilutive effect of Series A preferred stock	—	—	—
Diluted weighted average number of shares outstanding	186,176	186,203	442,640

Weighted average number of outstanding equity awards excluded from calculation of diluted earnings per common share(1):
Restricted stock units	—	—	53
Preferred shares	—	—	1,318

(1)The potential dilutive effects of these awards were excluded from the computation of earnings (loss) per common shares,  assuming dilution because the inclusion of these awards would have been anti-dilutive.

(c)  Earnings Per Common Share

Earnings per common share—basic for (i) the years ended December 31, 2017 and 2018 is computed by dividing net income attributable to AMGP by the basic weighted average number of common shares representing limited partner interest in AMGP outstanding during the period and (ii) the year ended December 31, 2019 is computed by dividing net income (loss) attributable to Antero Midstream Corporation by the basic weighted average number of shares of AMC common stock outstanding during the period.  Earnings per common share—assuming dilution for each period is computed after giving consideration to the potential dilution from outstanding equity awards, calculated using the treasury stock method.  During periods in which the Company incurs a net loss, diluted weighted average shares outstanding are equal to basic weighted average shares outstanding because the effect of all equity awards is anti-dilutive.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

	Year Ended December 31,
(in thousands, except per share amounts)	2017	2018	2019
Net income (loss)	$2,325	66,608	(355,114)
Pre-IPO net income attributed to parent	4,939	—	—
Less net income attributable to Series B Units	(784)	(5,236)	—
Less preferred stock dividends	—	—	(442)
Net income (loss) available to common shareholders	$6,480	61,372	(355,556)

Net income (loss) per share–basic and diluted	$0.03	0.33	(0.80)
Weighted average common shares outstanding–basic	186,176	186,203	442,640
Weighted average common shares outstanding–diluted	186,176	186,203	442,640

(15)    Fair Value Measurement

Business Combination

As the Transactions were accounted for under the acquisition method of accounting, the Company estimated the fair value of assets acquired and liabilities assumed at March 12, 2019.  See Note 3—Business Combination.  In connection with the Transactions, the Company, among other things, issued shares of common stock valued at the closing market price of the common shares at the effective time of the Transactions, which was a Level 1 measurement.

The Company used the discounted cash flow approach, which is an income statement technique, to estimate the fair value of the customer relationships and investments in unconsolidated affiliates using a weighted-average cost of capital of 14.1% as of March 12, 2019, which is based on significant inputs not observable in the market, and thus represents a Level 3 measurement within the fair value hierarchy.  The Company also used this approach in combination with the cost approach to estimate the fair value of property and equipment whereby certain property and equipment was adjusted for recent purchases of similar items, economic and functional obsolescence, location, normal useful lives, and capacity (if applicable).  To estimate the fair value of the long-term debt, the Company used Level 2 market data inputs.

Goodwill

The Company estimated the fair value of its assets in performing its annual goodwill analysis.  The Company utilized a combination of approaches to discounted cash flow approach, comparable company method and the cost approach, whereby certain property and equipment was adjusted for recent purchases of similar items, economic and functional obsolescence, location, normal useful lives, and capacity (if applicable).   The Company performed its fourth quarter quantitative analysis using a weighted-average cost of capital of 10.0% as of December 31, 2019, which is based on significant inputs not observable in the market, and thus represents a Level 3 measurement within the fair value hierarchy.

Contingent Acquisition Consideration

In connection with Antero Resources’ contribution of Antero Water and certain water handling assets to Antero Midstream Partners in September 2015 (the “Water Acquisition”), Antero Midstream Partners agreed to pay Antero Resources (a) $125 million in cash if Antero Midstream Partners delivered 176,295,000 barrels or more of fresh water during the period between January 1, 2017 and December 31, 2019 and (b) an additional $125 million in cash if Antero Midstream Partners delivers 219,200,000 barrels or more of fresh water during the period between January 1, 2018 and December 31, 2020.  This contingent consideration liability is valued based on Level 3 inputs related to expected average volumes and weighted average cost of capital.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

The following table provides a reconciliation of changes in Level 3 financial liabilities measured at fair value on a recurring basis for the period shown below (in thousands):

Contingent acquisition consideration—December 31, 2018	$—
Contingent acquisition consideration assumed from Antero Midstream Partners	116,924
Accretion and change in fair value of contingent acquisition consideration	8,076
Contingent acquisition consideration—December 31, 2019	$125,000

The Company accounts for contingent consideration in accordance with applicable accounting guidance pertaining to business combinations.  Antero Midstream Partners is contractually obligated to pay Antero Resources contingent consideration in connection with the Water Acquisition.  The Company updates its assumptions each reporting period based on new developments and adjusts such amounts to fair value based on revised assumptions, if applicable, until such consideration is satisfied through payment upon achievement of the specified objectives or it is eliminated upon failure to achieve the specified objectives.

As of December 31, 2019, Antero Midstream Partners had delivered more than 176,295,000 barrels of fresh water during the period between January 1, 2017 and December 31, 2019.  As a result, Antero Midstream Partners paid Antero Resources $125 million in January 2020.  The Company does not expect to pay for the contingent consideration for delivery of 219,200,000 barrels or more barrels of fresh water during the period between January 1, 2018 and December 31, 2020 based on Antero Resources’ disclosed 2020 budget.  The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy.  The fair value of the contingent consideration liability associated with future milestone payments was based on the risk adjusted present value of the contingent consideration payout.

Senior Unsecured Notes

As of December 31, 2019 the fair value of the Company’s 2024 Notes, 2027 Notes and 2028 Notes was approximately $603 million, $571 million and $569 million, respectively, based on Level 2 market data inputs.

Other Assets and Liabilities

The carrying values of accounts receivable and accounts payable at December 31, 2018 and 2019 approximated fair value because of their short-term nature.  The carrying value of the amounts under the Credit Facility at December 31, 2018 and 2019 approximated fair value because the variable interest rates are reflective of current market conditions.

(16)    Investments in Unconsolidated Affiliates

Investment in Antero Midstream Partners

Prior to the closing of the Transactions, AMGP did not consolidate Antero Midstream Partners, and AMGP’s share of Antero Midstream Partners’ earnings as a result of AMGP’s ownership of the IDRs was accounted for using the equity method of accounting.  AMGP recognized distributions earned from Antero Midstream Partners as “Equity in earnings of unconsolidated affiliates” on its statement of operations in the period in which they were earned and were allocated to AMGP’s capital account.  AMGP’s long-term interest in the IDRs on the balance sheet is recorded in “Investment in unconsolidated affiliates.”  The ownership of the general partner interests and IDRs did not provide AMGP with any claim to the assets of AMGP other than the balance in its Antero Midstream Partners capital account.  Income related to the IDRs was recognized as earned and increased AMGP’s capital account and equity investment.  When these distributions were paid to AMGP, they reduced its capital account and its equity investment in Antero Midstream Partners.  As a result of the Transactions, Antero Midstream Corporation assumed financial control of Antero Midstream Partners and Antero Midstream Partners is now consolidated (see Note 3—Business Combination).

Investment in Stonewall and MarkWest Joint Venture

The Company has a 15% equity interest in the gathering system of Stonewall, which operates a 67-mile pipeline on which Antero Resources is an anchor shipper.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

Antero Midstream Partners has a 50% equity interest in the Joint Venture to develop processing and fractionation assets with MarkWest, a wholly owned subsidiary of MPLX, LP.  The Joint Venture was formed to develop processing and fractionation assets in Appalachia.  MarkWest operates the Joint Venture assets, which consist of processing plants in West Virginia and a one-third interest in two MarkWest fractionators in Ohio.

The Company’s net income (loss) includes its proportionate share of the net income of the Joint Venture and Stonewall.  When the Company records its proportionate share of net income, it increases equity income in the consolidated statements of operations and comprehensive income and the carrying value of that investment on its balance sheet.  When distributions on the Company’s proportionate share of net income are received, they are recorded as reductions to the carrying value of the investment on the balance sheet and are classified as cash inflows from operating activities in accordance with the nature of the distribution approach under ASU No. 2016-15.  The Company uses the equity method of accounting to account for its investments in Stonewall and the Joint Venture because it exercises significant influence, but not control, over the entities.  The Company’s judgment regarding the level of influence over its equity investments includes considering key factors such as its ownership interest, representation on the applicable board of directors and participation in policy-making decisions of Stonewall and the Joint Venture.

The following table is a reconciliation of our investments in these unconsolidated affiliates:

	Antero			Total Investment
	Midstream		MarkWest	in Unconsolidated
(in thousands)	Partners LP	Stonewall	Joint Venture	Affiliates
Balance at December 31, 2017	23,772	—	—	23,772
Equity in net income of unconsolidated affiliates	142,906	—	—	142,906
Distributions from unconsolidated affiliates	(123,186)	—	—	(123,186)
Balance at December 31, 2018	43,492	—	—	43,492
Distributions from unconsolidated affiliates	(43,492)	—	—	(43,492)
Balance at March 12, 2019	—	—	—	—
Investments in unconsolidated affiliates acquired from Antero Midstream Partners	—	142,071	426,214	568,285
Additional investments	—	—	154,359	154,359
Equity in net income of unconsolidated affiliates(1)	—	4,117	47,198	51,315
Distributions from unconsolidated affiliates	—	(5,730)	(58,590)	(64,320)
Balance at December 31, 2019	$—	140,458	569,181	709,639

(1)As adjusted for the amortization of the difference between the cost of the equity investments in Stonewall and the Joint Venture and the amount of the underlying equity in the net assets of Stonewall and the Joint Venture as of the date of the acquisition of Antero Midstream Partners.

(b)Summarized Financial Information of Unconsolidated Affiliates

The following tables present summarized financial information for the Company’s investments in unconsolidated affiliates.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

Combined Balance Sheets

	December 31,
(in thousands)	2018	2019
Current assets	$90,481	$61,641
Noncurrent assets	1,327,947	1,660,401
Total assets	$1,418,428	$1,722,042

Current liabilities	$76,605	$33,912
Noncurrent liabilities	6,986	5,521
Noncontrolling interest	172,865	175,021
Partners' capital	1,161,972	1,507,588
Total liabilities and partners' capital	$1,418,428	$1,722,042

Statements of Combined Operations

	Year Ended December 31,
(in thousands)	2017	2018	2019
Revenues	$119,371	189,222	254,868
Operating expenses	40,059	75,250	105,218
Income from operations	79,312	113,972	149,650
Net income attributable to the equity method investments	88,717	131,626	23,615

(17) Reporting Segments

Prior to the closing of the Transactions, AMGP had no reporting segment results.  Following the completion of the Transactions, the Company’s operations, which are located in the United States, are organized into two reporting segments: (1) gathering and processing and (2) water handling.

Gathering and Processing

The gathering and processing segment includes a network of gathering pipelines and compressor stations that collect and process production from Antero Resources’ wells in West Virginia and Ohio.  The gathering and processing segment also includes equity in earnings from the Company’s investments in the Joint Venture and Stonewall.

Water Handling

The Company’s water handling segment includes two independent systems that deliver fresh water from sources including the Ohio River, local reservoirs and several regional waterways.  The water handling segment also includes the Clearwater Facility that was placed in service in 2018 and idled in September 2019 (See Note 4—Clearwater Facility Impairment), as well as other fluid handling services, which includes high rate transfer, wastewater transportation, disposal and treatment.  See Note 8—Property and Equipment.

These segments are monitored separately by management for performance and are consistent with internal financial reporting.  These segments have been identified based on the differing products and services, regulatory environment and the expertise required for these operations.  Management evaluates the performance of the Company’s business segments based on operating income.  Interest expense is primarily managed and evaluated on a consolidated basis.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

The operating results and assets of the Company’s reportable segments were as follows for the year ended December 31, 2019 (in thousands):

	Gathering and	Water		Consolidated
	Processing	Handling	Unallocated (1)	Total
Year ended December 31, 2019
Revenues:
Revenue–Antero Resources	$543,538	306,010	—	849,548
Revenue–third-party	—	50	—	50
Amortization of customer relationships	(29,850)	(27,160)	—	(57,010)
Total revenues	513,688	278,900	—	792,588

Operating expenses:
Direct operating	41,546	154,272	—	195,818
General and administrative (excluding equity-based compensation)	20,660	10,898	13,038	44,596
Facility idling	—	11,401	—	11,401
Equity-based compensation	5,561	2,130	65,826	73,517
Impairment of property and equipment	592	409,147	—	409,739
Impairment of goodwill	—	340,350	—	340,350
Impairment of customer relationships	—	11,871	—	11,871
Depreciation	39,652	55,874	—	95,526
Accretion and change in fair value of contingent acquisition consideration	—	8,076	—	8,076
Accretion of asset retirement obligations	—	187	—	187
Total expenses	108,011	1,004,206	78,864	1,191,081
Operating income (loss)	$405,677	(725,306)	(78,864)	(398,493)

Equity in earnings of unconsolidated affiliates	$51,315	—	—	51,315
Total assets	$4,891,114	1,287,245	104,519	6,282,878
Additions to property and equipment, net	$267,383	124,607	—	391,990

(1)Certain expenses that are not directly attributable to gathering and processing and water handling are managed and evaluated on a consolidated basis.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2017, 2018, and 2019

(18)  Quarterly Financial Information (Unaudited)

The Company’s quarterly consolidated unaudited financial information for the years ended December 31, 2018 and 2019 is summarized in the table below (in thousands, except per share data):

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
Year ended December 31, 2018
Total income	$28,453	33,145	37,816	43,492
Total operating expenses	9,560	11,509	10,803	11,979
Net income and comprehensive income	12,805	14,387	18,028	21,388
Net income attributable to Series B units	(413)	(506)	(598)	(3,719)
Net income attributable to common shareholders	12,392	13,881	17,430	17,669

Net income per common share–basic and diluted	$0.07	0.07	0.09	0.10

Year ended December 31, 2019
Total operating revenues	$54,108	255,618	243,795	239,067
Total operating expenses	43,500	138,027	577,884	431,670
Operating income (loss)	10,608	117,591	(334,089)	(192,603)
Net income (loss) and comprehensive income (loss)	9,648	69,274	(289,477)	(144,559)

Net income (loss) per common share–basic and diluted	$0.04	0.14	(0.57)	(0.29)